

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 5, 2017

Dev Ittycheria
Chief Executive Officer
MongoDB, Inc.
229 W 43rd Street, 5th Floor
New York, NY 10036

      Re: MongoDB, Inc.
            Draft Registration Statement on Form S-1
            Submitted June 8, 2017
            CIK No. 0001441816

Dear Mr. Ittycheria:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   You state that your software has been downloaded 25 million times. Please revise to disclose the period over which this occurred.

2.   On page 62 you disclose that your total customer base increased from 1,700 customers at January 31, 2016 to 3,200 customers at January 31, 2017. You also indicate that the majority of your revenues relate to a much smaller customer base. In order to add context to your reference to rapid growth and customer base on page 2, please revise your prospectus summary to also include the information noted herein.

Use of Proceeds, page 49

3.   You disclose that you will use the net proceeds from the offering for "working capital and other general corporate purposes." Please revise to provide more details regarding what constitutes "working capital and other general corporate purposes." In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business and discussing here the potential specific uses discussed in the final risk factor on page 42. This section does not require disclosure of definitive plans, and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. As further examples in this regard, we note on page 61 you describe your intention to invest in your engineering capabilities and marketing activities, and on page 62 you state that you expect to fund your growth strategy in part with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 59

4.   Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. We note in this regard the discussion of elements of your growth strategy under the heading "Factors Affecting Our Performance," but believe the overview could nevertheless be enhanced by a discussion of economic or industry-wide factors relevant to you, and insight into material challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

5.   Please explain the relationship, if any, between the numbers of downloads and your customer base and clarify how you manage monetization of your Community Server offerings. Also, to the extent available, tell us the average number of downloads that a potential customer makes prior to purchasing your product.

6.   You disclose that as of January 31, 2017, the net ARR expansion rate was 129% and has been over 120% for each of the last eight fiscal quarters. Please tell us the actual net ARR expansion rate for each of the last eight fiscal quarters and to the extent there have been material observable trends in ARR, revise to disclose such rates and discuss the reason for such trends.

Growing Our Customer Base, page 61

7.   Please revise to more clearly define the large enterprises that you target through your direct sales force and channel partners.

Certain Relationships and Related Party Transactions

Investors' Rights, Management Rights, Voting and Co-Sale Agreements, page 117

8.　　Please disclose the names of each related person that is a party to each of the agreements described in this section. Refer to Item 404(a)(1) of Regulation S-K.

Consolidated Financial Statements

Note 1. Description of Operations and Summary of Significant Accounting Policies

Revenue Recognition

Services Revenue, page F-14

9.　　You disclose that service revenue is recognized on a "percentage-complete" basis for standalone fixed price contracts. Please clarify whether you are referring to the percentage of completion method under contract accounting and if so, tell us how you determined that such services fall within the scope of ASC 605-35-15.

Note 9. Equity Incentive Plans

Determination of Fair Value, page F-30

10.　　We note that the weighted average exercise price per share for options granted decreased from $8.53 in fiscal 2016 to $3.37 in fiscal 2017. Considering all options granted have an exercise price per share not less than the per share value of the underlying common stock options, it appears that the weighted-average fair value of your common stock decreased by $5.16 during this period. Please tell us the reasons for the decrease in the fair value of your common stock.

Note 14. Subsequent Events, page F-37

11.　　For any stock options or other share-based awards granted subsequent to the most recent balance sheet date, please include the expected impact the additional awards will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2b.

General

12.　　Please provide support for the following assertions in your prospectus:

- MongoDB is the "leading modern, general purpose database platform" (pages 1, 4, 59, 80 and 84). In this regard, clarify in your disclosure whether your leading position is based on revenues, market share, or some other metric. Please also consider augmenting the description of the subset of the overall database platform market in which you are the leader with a more specific, objective term than "modern," to the extent such a term exists.

- Your platform is the only modern offering that addresses the needs of organizations for performance, scalability, flexibility and reliability while maintaining the strengths of relational databases (pages 1 and 80).

- Your platform "drives [y]our customers' ability to compete, improve end-user satisfaction and gain market share" (pages 5 and 85).

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

14. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney Advisor
Office of Information Technologies
and Services

cc: Babak Yaghmaie, Esq.
        Cooley LLP